BALLY’S CHICAGO, INC.

100 Westminster Street

Providence, RI 02903

August 11, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Jeffrey Lewis, Shannon Menjivar, Ruairi Regan, and Pam Howell

Re:	Bally’s Chicago, Inc.

Registration Statement on Form S-1 (File No. 333-283772)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1, as amended (File No. 333-283772) (the “Registration Statement”) of Bally’s Chicago, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:01 p.m., Eastern Time, on August 12, 2025, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Senet Bischoff at (212) 906-1834.

We understand that the staff of the Securities and Exchange Commission will consider this request as confirmation by the Company that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Senet Bischoff of Latham & Watkins LLP at the number set forth above.

Thank you for your assistance in this matter.

[Signature Page Follows]

August 11, 2025

Very truly yours,

BALLY’S CHICAGO, INC.

By:	/s/ Ameet Patel
Name: Ameet Patel
Title: President

cc:	(via email)

H. C. Charles Diao, Chief Financial Officer, Bally’s Chicago, Inc.

Sony Ben-Moshe, Esq., Latham & Watkins LLP

Senet Bischoff, Esq., Latham & Watkins LLP
John Slater, Esq., Latham & Watkins LLP